UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KANZHUN LIMITED
(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

**
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 48553T106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on Nasdaq Global Select Market under the symbol “BZ.”  Each ADS represents two Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48553T106
1	Names of Reporting Persons. Image Frame Investment (HK) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 72,309,691[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 72,309,691[1]
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,309,691[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 10.0% of total outstanding Class A Ordinary Shares[2]
12	Type of Reporting Person (See Instructions) CO

1 Represents 72,309,691 Class A Ordinary Shares held of record by Image Frame Investment (HK) Limited, including up to 18,019,352 Class A Ordinary Shares (the “Lent Shares”) lent by Image Frame Investment (HK) Limited to certain designated dealers to facilitate the listing of the Issuer’s Class A Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Listing”) pursuant to certain stock borrowing and lending agreement dated December 15, 2022 (the “Agreement”). As of the date hereof, these Lent Shares have been returned by the designated dealers to Image Frame Investment (HK) Limited within the timeframe set forth in the Agreement.

2 See Item 4 below.

CUSIP No.	48553T106
1	Names of Reporting Persons. Tencent Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 72,309,691[3]
	6	Shared Voting Power None
	7	Sole Dispositive Power 72,309,691[3]
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,309,691[3]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 10.0% of total outstanding Class A Ordinary Shares[4]
12	Type of Reporting Person (See Instructions) CO

3 See Note 1 above.

4 See Item 4 below.

Item 1(a).	Name of Issuer:

KANZHUN LIMITED (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18/F, GrandyVic Building
Taiyanggong Middle Road, Chaoyang District
Beijing 100020, People’s Republic of China

Item 2(a).	Name of Person Filing:

Image Frame Investment (HK) Limited

Tencent Holdings Limited
(each a “Reporting Person” and collectively the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office, or if None, Residence:

For both Reporting Persons:

Level 29, Three Pacific Place

No. 1 Queen’s Road East

Wanchai, Hong Kong

Item 2(c).	Citizenship:

Image Frame Investment (HK) Limited – Hong Kong
Tencent Holdings Limited – The Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.0001 per share (each ADS represents two Class A Ordinary Shares).

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 48553T106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on Nasdaq Global Select Market under the symbol “BZ.”  Each ADS represents two Class A Ordinary Shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares is based on 724,582,975 Class A Ordinary Shares issued and outstanding as of December 31, 2022 (excluding the 24,740,128 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), as disclosed in Exhibit 99.1 to the Issuer’s current report on Form 6-K furnished to the SEC on January 9, 2023 (File No. 001-40460).

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement*

* Incorporated herein by reference to the Joint Filing Agreement by Image Frame Investment (HK) Limited and Tencent Holdings Limited dated as of February 10, 2022, which was previously filed with the U.S. Securities and Exchange Commission as Exhibit A to Schedule 13G filed by Image Frame Investment (HK) Limited and Tencent Holdings Limited on February 10, 2022 with respect to the Class A ordinary shares of KANZHUN LIMITED.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

IMAGE FRAME INVESTMENT (HK) LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director